                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                      For the quarter ended April 30, 1998

                    Micro Focus Group Public Limited Company
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


         Form 20-F   X                                        Form 40-F _____
                  _______


         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
             ______

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

The number of the Company's ordinary shares outstanding as of July 10, 1998 was 80,279,722.

The item numbers in this Report of Foreign Issuer on Form 6-K correspond to the those of Form 10-Q.

PART I  -  FINANCIAL INFORMATION

ITEM 1 - FINANCIAL STATEMENTS

                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME
          (in thousands, except share, ADS, per share and per ADS data)
                                   (unaudited)

                                                                          Three months      Three months
                                                                              Ended             ended
                                                                         April 30, 1998    April 30, 1997
------------------------------------------------------------------------------------------------------------
Net revenue
     Product revenue                                                              $29,542           $17,892
     Maintenance revenue                                                           13,015            12,683
     Service revenue                                                                6,093             1,958
------------------------------------------------------------------------------------------------------------
Total net revenue                                                                  48,650            32,533
------------------------------------------------------------------------------------------------------------
Cost of revenue
     Cost of product revenue                                                        2,116             2,177
     Cost of maintenance revenue                                                    3,438             2,823
     Cost of service revenue                                                        4,243             2,310
------------------------------------------------------------------------------------------------------------
Total cost of revenue                                                               9,797             7,310
------------------------------------------------------------------------------------------------------------
Gross profit                                                                       38,853            25,223
------------------------------------------------------------------------------------------------------------
Operating expenses
     Research and development                                                       8,378             8,527
     Sales and marketing                                                           19,217            11,987
     General and administrative                                                     4,267             2,178
------------------------------------------------------------------------------------------------------------
Total operating expenses                                                           31,862            22,692
------------------------------------------------------------------------------------------------------------
Income from operations                                                              6,991             2,531
Interest income, net                                                                1,096               983
------------------------------------------------------------------------------------------------------------
Income before income taxes                                                          8,087             3,514
Income taxes                                                                      (2,750)           (1,139)
Net income                                                                         $5,337            $2,375
------------------------------------------------------------------------------------------------------------

Net income per share: basic                                                         $0.07             $0.03
Net income per ADS: basic                                                           $0.34             $0.15
------------------------------------------------------------------------------------------------------------
Weighted average number of shares outstanding: basic (thousands)                   79,483            77,767
Shares converted to ADS equivalent (thousands)                                     15,897            15,553
------------------------------------------------------------------------------------------------------------

Net income per share: diluted                                                       $0.06             $0.03
Net income per ADS: diluted                                                         $0.32             $0.15
------------------------------------------------------------------------------------------------------------
Weighted average number of shares outstanding: diluted (thousands)                 84,191            80,755
Shares converted to ADS equivalent (thousands)                                     16,838            16,151
------------------------------------------------------------------------------------------------------------

Note:  Shares and  per-share  data for all periods  presented  above reflect the 5-for-1 stock split of the
Company's ordinary shares,  which was effective as of the close of business on March 13, 1998. The Company's
American  Depositary Shares ("ADSs") did not split.  Instead the conversion  rights of such ADSs were adjusted such  that  each  ADS  now  represents  five  ordinary  shares.  Per share earnings also are shown on  an  ADS equivalent basis.


The accompanying notes are an integral part of these condensed consolidated financial statements

                                       1

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                    CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (in thousands)

                                                                                   April 30, 1998      January 31,
                                                                                                              1998
                                                                                      (Unaudited)
-------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
     Cash and cash equivalents                                                            $52,377          $48,174
     Short-term investments                                                                40,448           36,316
     Accounts receivable, net                                                              39,074           47,798
     Inventories                                                                              421              519
     Prepaid expenses and other assets                                                      3,787            2,833
Total current assets                                                                      136,107          135,640
Fixed assets:
     Property, plant and equipment, net                                                    40,224           39,083
     Goodwill, net                                                                          4,883            5,346
     Software product assets, net                                                          19,824           20,328
-------------------------------------------------------------------------------------------------------------------
Total assets                                                                             $201,038         $200,397
-------------------------------------------------------------------------------------------------------------------
Liabilities and shareholders' equity
Current liabilities:
     Bank loans                                                                            $1,663           $1,652
     Accounts payable                                                                       6,346            6,957
     Accrued employee compensation                                                          7,568           12,383
     Income taxes payable                                                                  12,926           10,459
     Deferred revenue                                                                      29,208           32,848
     Other current liabilities                                                             11,643           12,085
Total current liabilities                                                                  69,354           76,384
Long-term debt and other liabilities                                                           18               20
Deferred income taxes                                                                       9,463            9,159
-------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                         $78,835          $85,563
-------------------------------------------------------------------------------------------------------------------
Shareholders' equity:
     Ordinary shares: 2 pence (GB) par value,
     112,500,000 shares authorized, 79,682,213
     outstanding (79,417,000 at January 31, 1998)                                           2,547            2,546
     Additional paid-in capital                                                            34,731           33,362
     Unrealized (loss) gain on available-for-sale securities, net of tax                     (28)               44
     Treasury stock                                                                       (7,769)          (7,769)
     Retained earnings                                                                     94,356           89,019
     Currency translation adjustment                                                      (1,634)          (2,368)
Total shareholders' equity                                                                122,203          114,834
-------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                               $201,038         $200,397
-------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these condensed consolidated financial statements

                                       2

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                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
                                 (in thousands)
                                   (unaudited)

                                                                          Three months      Three months
                                                                              ended             ended
                                                                         April 30, 1998    April 30, 1997
------------------------------------------------------------------------------------------------------------
Operating activities
     Net income                                                                    $5,337            $2,375
     Adjustments to reconcile net income to cash provided by operations
        Depreciation of fixed assets                                                2,896             1,968
        Amortization of software product assets                                     2,782             3,121
        Amortization of goodwill                                                      464                 0
        Loss on sale of fixed assets                                                  (4)               (3)
     Changes in operating assets and liabilities:
        (Increase) decrease in accounts receivable                                  8,818           (1,710)
        Decrease in inventories                                                        92               104
        (Increase) in prepaid expenses and other assets                           (1,037)             (822)
        Increase (decrease) in accounts payable                                     (559)               144
        Increase in product royalties payable                                           6               453
        Increase (decrease) in accrued employee compensation                      (4,678)               315
        Increase in accrued payroll taxes                                             461               204
        Increase in income taxes payable                                            2,471             1,099
        Increase (decrease) in deferred revenue                                   (3,782)             2,246
        Decrease) in other current liabilities                                      (452)            (2,671)
------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                          12,815             6,823
------------------------------------------------------------------------------------------------------------
Investing activities
     Property, plant & equipment, net of capital lease obligations                (4,085)           (1,223)
        incurred
     Software product assets                                                      (1,999)           (2,168)
     Acquisition of subsidiary, net of cash balances acquired                           0           (3,208)
     Available-for-sale securities                                                (4,132)          (36,629)
     Disposals of property, plant and equipment                                        13               566
------------------------------------------------------------------------------------------------------------
Net cash (used) by investing activities                                          (10,203)          (42,662)
------------------------------------------------------------------------------------------------------------
Financing activities
     Issuance of ordinary shares, net of expenses                                   1,408             (281)
     Borrowings                                                                      (17)               263
     Repayment of capital leases                                                      (1)              (10)
------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                           1,390                 8
------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                               201              (44)
------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                                         4,203          (35,875)
Cash at beginning of period                                                        48,174            73,119
------------------------------------------------------------------------------------------------------------
Cash at end of period                                                             $52,377           $37,244
------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these condensed consolidated financial statements

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             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.  Basis of Presentation

Micro  Focus Group plc (the  "Company")  is  incorporated  in England and Wales.
Where applicable, the term "Company" also includes the direct and indirect subsidiaries of Micro Focus Group plc. The condensed consolidated financial statements shown herein are stated in U.S. dollars and are prepared under U.S. generally accepted accounting principles for interim financial information. This submission on Form 6-K is furnished on a voluntary basis as the Company is not required to report quarterly financial information to the U.S. Securities and Exchange Commission (the "SEC").

The financial information at April 30, 1998 and for the quarters ended April 30, 1998 and 1997 is unaudited but includes all adjustments the Company considers necessary for a fair presentation of its financial position at such date and the operating results and cash flows for such periods. The year-end balance sheet at January 31, 1998 was derived from audited financial statements, but does not include all disclosures required by U.S. generally accepted accounting principles. Results for the three-month period ended April 30, 1998 are not necessarily indicative of results that may be expected for the fiscal year ending January 31, 1999 or any future interim or full-year period. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted pursuant to SEC regulations. Management believes that the disclosures are adequate to make the information presented herein not misleading. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended January 31, 1998 included in the Company's Annual Report on Form 20-F which was filed with the SEC on May 29, 1998.

The financial information contained in this quarterly report does not constitute statutory accounts as defined in section 240 of the UK Companies Act 1985. The figures for the year ended January 31, 1998 are based on the audited financial statements which have been filed with the UK Registrar of Companies, and the auditors' reports on both the U.S. and UK financial statements for the year ended January 31, 1998 were unqualified.

2.  Cash and Cash Equivalents - Short-Term Investments

Cash and cash equivalents include cash placed on short-term deposit and short-term money market instruments with original maturities of less than three months.

The Company invests its excess cash in accordance with an investment policy approved by the Board of Directors and implemented as of the beginning of fiscal 1998. This policy authorizes investment in U.S. government securities, municipal bonds, certificates of deposit with highly rated financial institutions and other specified money market instruments of similar liquidity and credit quality.

In accordance with Financial Accounting Standards Board Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," management

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of the Company  determines the appropriate  classification of debt securities at the time of purchase and re-evaluates such designation at each balance sheet date. Debt securities that the Company has the intent and the ability to hold until maturity are classified as held-to-maturity, and all other debt securities are classified as available-for-sale.

The Company has determined that all of its investment securities are to be classified as available-for-sale. Such securities are stated at amounts which approximate fair value, based on quoted market prices, with the unrealized gains and losses reported as a separate component of shareholders' equity. Available-for-sale securities with original maturities of less than three months are classified as cash equivalents.

3.  Earnings Per Share

The Company's ordinary shares have been listed on the London Stock Exchange since 1983 under the symbol MICF. Since 1992, the Company's ordinary shares also have been listed on the Nasdaq Stock Market in the U.S. in the form of American Depositary Shares ("ADSs"), as evidenced by American Depositary Receipts, under the symbol MIFGY. Effective as of the close of business on March 13, 1998, the Company undertook a subdivision (or stock split) of its ordinary shares on a 5-for-1 basis. The conversion ratio of the Company's ADSs has been adjusted such that each ADS represents 5 ordinary shares. All share and per-share references included in this report have been restated to reflect the impact of the above-mentioned stock split. In addition, share and per share data have been shown in the Condensed Consolidated Statement of Income on a basis consistent with reporting prior to the stock split.

4.  Acquisitions

On April 30, 1997, the Company acquired all the share capital of Millennium UK Limited ("Millennium") for total consideration of approximately $6.5 million, which consisted of a payment of $3.25 million in cash and the issuance of 745,710 ordinary shares of the Company with a value of approximately $3.25 million on the date the acquisition was completed. The transaction was accounted for as a purchase. Millennium provided consulting and project management services and had specialized expertise in the estimating, planning and management of Year 2000 compliance projects for large scale systems. Effective January 31, 1998, Millennium's consulting services were integrated with the professional service operations of the Company.

On January 20, 1998, the Company acquired all the share capital of XDB Systems, Inc. ("XDB") for total consideration of approximately $18.6 million on the date of the acquisition, which consisted of the issuance of 2,084,825 ordinary shares of the Company (including up to 192,850 ordinary shares to be issued to holders of XDB options upon exercise of such options). The transaction was accounted for as a pooling of interests. XDB, a privately held corporation based in Columbia, Maryland, is a provider of DB2 database development, maintenance and connectivity solutions.

5.  Subsequent Events

On May 15, 1998 Micro Focus acquired all the share capital of its Italian distributor, Micro Focus Italia, s.r.l., for total cash consideration of $4.3 million. The transaction will be accounted for as a purchase.

On June 17, 1998, the Company entered into an Agreement and Plan of Reorganization (the "Merger Agreement") providing for the merger of INTERSOLV, Inc. ("INTERSOLV") with and into a wholly owned subsidiary of the Company.

Pursuant to the Merger Agreement, all of the outstanding shares of INTERSOLV common stock, par value $0.01 per share ("INTERSOLV Common Stock"), will be converted into the right to receive 0.55 ADSs of the Company, with each ADS representing five ordinary shares of the Company. In addition, each outstanding option or right to purchase shares of INTERSOLV Common Stock and note convertible into shares of INTERSOLV Common Stock will be assumed by the Company and become an option or right to purchase, and note convertible into, ADSs of the Company, with appropriate adjustments made to the price and number of shares issuable upon exercise of such options and rights and conversion of such notes based on the exchange ratio of 0.55 ADSs per share. Effectuation of the merger requires approval by the shareholders of the Company and the stockholders of INTERSOLV. The closing is also subject to clearance by U.K. and U.S. regulatory authorities, and other conditions as more fully set out in the Merger Agreement. The Company expects to account for the merger as a pooling of interests and to issue approximately 14.8 million ADSs on a fully diluted basis, representing approximately 74.0 million ordinary shares, in exchange for INTERSOLV's outstanding Common Stock and options, warrants and convertible notes, which will represent approximately 46% of the Company's share capital on a fully diluted basis. The closing of the merger is expected to occur in September 1998.

INTERSOLV, a public company listed on the Nasdaq National Market and based in Rockville, Maryland, is a provider of software solutions that facilitate the development, delivery and deployment of business information systems. INTERSOLV's products and services are focused primarily in the areas of automated software quality, data connectivity and enterprise application renewal.

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Company's condensed consolidated financial statements and notes thereto included in this
Part I, and with the Company's audited consolidated financial statements in U.S. format for the fiscal year ended January 31, 1998 included in the Company's Annual Report on Form 20-F filed with the SEC on May 29, 1998.

RESULTS OF OPERATIONS

Net revenue for the first quarter of fiscal 1999 increased 50% to $48.7 million, compared with $32.5 million in the first quarter of fiscal 1998. Net income for the quarter grew 125% to $5.3 million compared with $2.4 million for the first quarter of fiscal 1998 and diluted earnings per ordinary share were $0.06 per share compared with $0.03 for the first quarter of 1998. Diluted earnings per ADS were $0.32 compared with $0.15 for the first quarter of 1998. The following summarizes the significant factors reflected in the Company's results of operations.

Revenue

Net revenue for the first quarter of fiscal 1999 was 50% above the corresponding quarter of the prior fiscal year and was 6% below the fourth quarter of fiscal 1998. The fiscal fourth quarter historically is the Company's strongest sales quarter and typically is followed by a first fiscal quarter with sequentially lower revenues. The 6% sequential decline from the fourth quarter of fiscal 1998 to the first quarter of fiscal 1999 was smaller than the 13% decrease the Company experienced between the fourth quarter of 1997 and the first quarter of 1998.

The increase in first quarter net revenue over the comparable prior year period reflected a balanced contribution from all product segments and territories, and substantial year-over-year growth in both the Company's application transformation product and consulting business. The Company's application transformation business includes licensing of Year 2000 and Euro currency conversion products. First quarter net revenue from North American customers grew by 40% and net revenue from international customers grew 62% from the same period of the prior fiscal year.

Product licensing revenue for the first quarter of 1999 was 65% above the comparable prior year period, primarily reflecting increased revenue from application transformation products. Service revenue for the first quarter of 1999 increased 211% from the prior year period primarily as a result of growth in the Company's consulting and training business and revenue contributed from the Millennium consulting business, which was acquired in the first quarter of fiscal 1998. Maintenance revenue growth of 3% did not keep pace with the percentage increase in product licensing revenue due to a decrease in maintenance renewal rates and a shift in the Company's overall sales mix to consulting and application transformation products licensed on a line of code basis, neither of which includes maintenance.

There can be no assurance that the market for the Company's products and services will grow in future periods at their historical rates of growth, that certain products or services will not decline, or that the Company will be able to increase or maintain its market share in the future or achieve its historical revenue growth rates.

Gross Profit

For the first quarter of 1999, gross profit as a percentage of net revenue was 80%. This was two percentage points higher than the 78% gross profit margin reported for both the first quarter and the fourth quarter of fiscal 1998. The increase in gross profit margin compared with such prior quarters primarily reflected the accelerated growth of high margin product sales.

The Company's gross profit margin can be affected by a number of factors, including changes in product or distribution channel mix, the mix of product and service revenue, and competitive pressures on pricing. Gross margin also is

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

dependent on discounts selectively provided to customers in competitive sales situations. In addition, gross margin may also be adversely affected by expansion of the Company's consulting organization and the ability to deploy its capacity to revenue generating projects. As a result of the above factors, gross margin percentages may be difficult to predict, and gross margins may fluctuate from current levels in future periods.

Operating Expenses

Research and development (R&D) expenses for the quarter were 2% lower than first quarter of fiscal 1998 and represented 17% of net revenue as compared to 26% of net revenue for the prior year period. R&D expenses for the quarter decreased 9% from the fourth quarter of fiscal 1998 for which such expenses represented 18% of net revenue. The decrease in year-over-year R&D expenses reflected lower software product amortization expense and negligible growth in compensation expense and overhead.

The decrease in R&D expenses for the quarter versus the fourth quarter of fiscal 1998 was due to lower variable compensation accruals. The Company believes that ongoing development of new products and features is required to maintain and enhance its competitive position. Accordingly, while the Company intends to continue to control expenses where possible, the Company anticipates that aggregate R&D expenses will increase over time, and may not be directly related to the level of revenue realized in future quarters.

Sales and marketing expenses for the quarter were 60% above the first quarter of fiscal 1998 and 4% above the fourth quarter of fiscal 1998. Such expenses represented 40%, 37% and 35% of net revenue for the quarter, the first quarter of fiscal 1998 and the fourth quarter of fiscal 1998, respectively. The increases in sales and marketing expenses reflected sales force expansion, higher commissions, and higher advertising and marketing expenses, including those associated with the Company's user conference. The Company believes that continued investment in sales, marketing, customer support and promotional activities are essential to maintaining its competitive position. In addition, the Company is expanding its sales and support staffs. Accordingly, the Company anticipates that sales and marketing expenses will be higher in future periods.

General and administrative (G&A) expenses for the quarter were 96% above the first quarter of the prior fiscal year and 31% below the fourth quarter of the prior fiscal year. G&A expenses represented 9%, 7% and 12% of net revenue in the first quarter of fiscal 1999, the first quarter of fiscal 1998 and the fourth quarter of fiscal 1998, respectively. The increase in G&A expenses for the first quarter of fiscal 1999 over the comparable prior year period reflected professional fees associated with recent acquisitions, staff additions, costs associated with executive recruitment and goodwill amortization associated with the Millennium acquisition. G&A expenses for the fourth quarter of fiscal 1998 included proportionately higher variable compensation costs associated with the Company's financial performance. The Company is investing to strengthen its infrastructure and anticipates that G&A expenses will increase in the aggregate in future quarters.

Interest income for the first quarter of fiscal 1999 was 11% above the comparable prior year period, and 6% below the fourth quarter of the prior year. The year-over-year increase in interest income reflected higher average cash balances. The decrease for the quarter from the fourth quarter of fiscal 1998 resulted from lower average investment yields from funds invested in money market instruments.

The Company's tax rate was 34% for the quarter as compared to the 33% rate recorded for the year ended January 31, 1998. The marginal increase in the current year's tax rate reflected a decrease in the utility of operating losses incurred in prior years. The Company's tax rate is dependent upon the regulatory environment of the countries in which it operates, as well as the balance of income reported in each statutory territory. While the Company monitors the impact of business fluctuations on its tax structure, influences beyond the Company's control may cause a change in the tax rate.

LIQUIDITY AND CAPITAL RESOURCES

The Company generated $12.8 million in cash from operating activities in the first quarter of 1999, primarily from income before depreciation and amortization and an $8.8 million decrease in accounts receivable since the end of the prior fiscal year. These factors were offset in part during the quarter by a $4.7 million decrease in accrued employee compensation and a $1.0 million increase in prepaid expenses and other assets.

The Company had $92.8 million in cash, cash equivalents and short-term investments at April 30, 1998. This balance was $8.3 million higher than at January 31, 1998, reflecting cash provided by operating activities and proceeds from the issuance of shares upon the exercise of employee stock options, offset in part by cash used for capital and software expenditures.

The Company has a GBP 5.0 million ($8.3 million at April 30, 1998) unsecured revolving multi-currency LIBOR loan facility as a means of hedging currency exposures against the French Franc. This line of credit expires in January 2001. The interest rate on outstanding borrowings under this facility is equal to 0.75% above the LIBOR rate for the currency in which the borrowings are made. Borrowings denominated in French Francs under the credit line at April 30, 1998 were the equivalent of $1.7 million, and were incurring interest at the rate of 4.4% per annum.

During the first quarter of fiscal 1999, the Company spent $4.1 million for capital and leasehold improvements largely on upgrades and expansions of its information systems. For the current year, the Company expects to spend approximately $15.5 million for capital and leasehold improvements. The Company may finance a portion of these expenditures through leasing arrangements.

The Company believes that existing balances of cash, cash equivalents and short-term investments in combination with its available bank line of credit and leasing facilities will be sufficient to meet its operating cash requirements and the cash requirements of the INTERSOLV acquisition through fiscal 1999.

Factors That May Influence Future Operating Results

The Company operates in a rapidly changing environment that involves a number of risks, some of which are beyond the Company's control. This section of the discussion highlights some of these risks and the possible impact of these factors on future results of operations.

The factors set forth below as well as statements made elsewhere in this quarterly report contain certain forward looking statements that are based on the beliefs of the Company's management, as well as assumptions made by, and information currently available to, the Company's management. The Company's actual results, performance or achievements in the remainder of fiscal 1999 and beyond could differ materially from those expressed in, or implied by, any such forward-looking statements. Factors that could cause or contribute to such material differences include, but are not limited to, those discussed in this section below, as well as those discussed elsewhere in this Form 6-K. The Company undertakes no obligation to release publicly any updates or revisions to any such forward-looking statements that may reflect events or circumstances occurring after the date of this Form 6-K. For more information regarding forward-looking statements, see "Special Note on Forward-Looking Statements" below in this Part I, Item 2.

Fluctuations in Operating Results; Absence of Significant Backlog. The Company's future operating results are subject to quarterly and annual fluctuations due to a variety of factors, including demand for the Company's products, the size and timing of customer orders and the lengthy sales cycle, product life cycles, the ability of the Company to introduce and market new and enhanced versions of the Company's products on a timely basis, the introduction and acceptance of new products and product enhancements by the Company or its competitors, customer order deferrals in anticipation of new or enhanced products or technologies, the timing of product introductions or enhancements by the Company or its competitors, technological changes in the software industry, changes in the mix of distribution channels through which the Company's products are offered, purchasing patterns of distributors and retailers, including customer budgeting cycles, the quality of products sold, price and other competitive conditions in the industry, changes in the Company's level of operating expenses, changes in the Company's sales incentive plans, the cancellation of licenses during the warranty period, non-renewal of maintenance agreements, the effects of extended payment terms (particulary for international customers), delays of orders by customers, customers' delay in or failure to pay accounts receivable, economic conditions generally or in various geographic areas, and other factors discussed in this section.

A high percentage of the Company's operating expenses is fixed over the short term and if anticipated revenue for a fiscal quarter does not occur or is delayed, the operating results for that quarter would be immediately and adversely affected. In addition, a substantial portion of the Company's revenue for most quarters is booked and shipped in the last month of the quarter such that the magnitude of the quarterly fluctuations may not become evident until late in or even at the end of the particular quarter.

Seasonality of Operating Results. The Company's revenue also is affected by seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world. In addition, the Company has experienced lower revenue for the first quarter of a year than in the fourth quarter of the prior fiscal year. Due to all of the foregoing factors, it is possible that in some future quarters the Company's operating results will be below the expectations of stock market analysts and investors and that the Company's share price would likely be materially adversely affected.

Product  Concentration.  Substantially all of the Company's total net revenue is
derived  from  products  and  related   services  for   mainframe   applications
development in the COBOL language and COBOL compilers running on workstations and personal computers. The Company expects that a substantial portion of its total net revenue will be derived from such products and services in the future. As a result, the Company's future operating results depend upon continued market acceptance and use of the COBOL language. Any decline in the demand for or market acceptance or use of the COBOL language or mainframes as a result of competition, technological change or other factors could have a material adverse effect on the Company's business, results of operations and financial condition.

Year 2000 Business and Compliance Issues. The Company markets certain of its products and services to customers for managing the maintenance and redevelopment of mission-critical computer software systems. In addition, an increasing portion of the Company's business is devoted to providing solutions for the Year 2000 problem, which affects the performance and reliability of many mission-critical systems. The Company's customer agreements typically contain provisions designed to limit the Company's exposure to potential product and service liability claims. It is possible, however, that the limitation of liability provisions contained in the Company's customer agreements may not be effective as a result of existing or future federal, state, local or foreign laws or ordinances or unfavorable judicial decisions. Although the Company has not experienced any material product or service liability claims to date, the sale and support of its products and services may entail the risk of such claims, particularly in the Year 2000 market. A successful product or service liability claim brought against the Company could have a material adverse effect upon the Company's business, operating results and financial condition. Furthermore, the Company anticipates that demand in the Year 2000 market will decline, perhaps rapidly, in anticipation of or following Year 2000, and the demand for the Company's Year 2000 solutions and products may also decline significantly as a result of new technologies, competition or other factors. If this decline in demand were to occur, the Company's license revenue and professional service fees could be materially and adversely affected.

The Company is in the process of reviewing its major internal corporate systems for any potential Year 2000 compliance issues and intends to take appropriate corrective action based on the results of such review. The Company does not currently anticipate that it will incur material operating expenses or be required to invest heavily in internal system improvements as a result of Year 2000 compliance issues. In addition, the Company believes that the current versions of its software products are Year 2000 compliant. Notwithstanding the foregoing, there can be no assurance that the Year 2000 problem will not have an adverse effect on the Company's business, financial condition or results of operations.

Dependence on New Products; Rapid Technological Change. The Company is in a market that is subject to rapid technological change. The Company must continually adapt to that change by improving its products and introducing new products, technologies and services. The growth and financial performance of the Company will depend in part on its ability, on a timely and cost-effective basis, to develop and introduce enhancements of existing products and new products that accommodate the latest technological advances and standards, customer requirements and market conditions. The Company's ability to develop and market enhancements of existing products and new products depends in part on its ability to attract and retain qualified employees. In the past, the Company has experienced delays and increased expenses in developing certain new products. Any failure by the Company to anticipate or respond adequately to changes in technology and market conditions, to complete product development and introduce new products on a timely basis and with an adequate level of performance and functionality, or to attract and retain qualified employees could materially adversely affect the Company's business, results of operations and financial condition.

Competition. The markets in which the Company competes are characterized by rapid technological change and aggressive competition. The Company expects competition to increase in the future from existing competitors and from other companies that may enter the Company's existing or future markets with similar or substitute solutions that may be less costly or provide better performance or functionality than the Company's products. Some of the Company's current and prospective competitors in its product and service markets have greater financial, marketing or technical resources than the Company and may be able to adapt more quickly to new or emerging technologies, or devote greater resources to the promotion and sale of their products than can the Company. There can be no assurance that other companies will not develop competitive products in the future. In addition, the software industry is characterized generally by low barriers to entry, as a result of which new competitors possessing technological, marketing or other competitive advantages may emerge and rapidly acquire market share. Furthermore, there can be no assurance that the Company will be able to compete effectively in the future in the professional services market and, particularly, in the Year 2000 professional services market.

Susceptibility to General Economic Conditions. The Company is subject to the general economic climate in the various areas of the world in which it does business. The risks inherent in conducting international business generally include exposure to exchange rate fluctuations (see the section entitled "Exchange Rate Fluctuations" below), longer payment cycles, greater difficulties in accounts receivable collection and enforcing agreements, tariffs and other restrictions on foreign trade, U.S. export requirements, economic and political instability, withholding and other tax consequences, restrictions on repatriation of earnings, and the burdens of complying with a wide variety of foreign laws. In addition, the laws of certain foreign countries in which the Company's products may be marketed may not protect the Company's intellectual property rights to the same extent as do the laws of the United States and Europe. There can be no assurance that the factors described above will not have an adverse effect on the Company's future international revenue.

Volatility of Stock Price. The market price of the Company's securities has experienced significant price volatility and such volatility may occur in the future. Factors such as actual or anticipated fluctuations in the Company's operating results, changes in financial estimates by securities analysts, announcements of technological innovations, new products or new contracts by the Company or its competitors, developments with respect to patents, copyrights or proprietary rights, conditions and trends in the software and other technology industries, adoption of new accounting standards affecting the software industry, general market conditions and other factors may have a significant impact on the market price of the Company's securities. Furthermore, the stock market has experienced extreme volatility that has particularly affected the market prices of equity securities of many high technology companies. These market fluctuations, as well as general economic, political and market conditions may adversely affect the market price of the Company's securities.

Recent and Future Acquisitions. The Company completed two business combinations during fiscal 1998 and completed a business combination in the second quarter of fiscal 1999. The Company is in the process of integrating the operations acquired in these transactions with its own. There can be no assurance that the anticipated benefits of recently concluded business combinations will be realized. In addition, these acquisitions could require significant additional management attention. The Company expects to continue growing its business through acquisitions. On June 17, 1998, the Company entered into an agreement with INTERSOLV providing for the merger of INTERSOLV with and into a wholly owned subsidiary of the Company. If the Company is unsuccessful in integrating and managing the recently acquired businesses or other businesses it may acquire in the future, the Company's business, results of operations and financial condition could be adversely affected in future periods.

Enforceability of U.S. Judgments. The Company is a public limited company organized under the laws of England and Wales. A significant portion of the assets of the Company is located outside of the United States. As a result, it may not be possible for investors to effect service of process upon the Company within the United States or to enforce against the Company, in the United States courts or courts outside the United States, judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in England, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon such securities laws.

Exchange Rate Fluctuations

Revenue, costs and expenses arising in currencies other than U.S. dollars are translated using average exchange rates for the applicable period. Assets and liabilities denominated in currencies other than the reporting currency are translated at exchange rates in effect at the balance sheet date. The majority of the Company's net revenue arises in U.S. dollars, while its costs are incurred approximately equally in U.S. dollars and other currencies, predominately GB pounds. Consequently, fluctuations in exchange rates, particularly between the U.S. dollar and the GB pound, may have a significant impact on the Company's operating results, notably when expressed in GB pounds. During the first quarter of 1999, fluctuations between the U.S. dollar and the GB pound were not significant, and net exchange rate gains or losses on operational transactions were immaterial.

Special Note on Forward-Looking Statements

The Company is subject to various U.S. securities laws and regulations relating to the disclosure of information. In particular, the Private Securities Litigation Reform Act of 1995, which became effective in the United States as of January 1, 1996 (the "Securities Litigation Reform Act"), applies to the Company and its disclosure of information and provides that the Company can be exempt from liability for making forward-looking statements if certain cautionary language is included along with such statements. This quarterly report contains certain "forward-looking statements" (as such term is defined under Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) that are based on the beliefs of the Company's management, as well as assumptions made by and information currently available to the Company's management. Such forward-looking statements are subject to the safe harbor created by the Securities Litigation Reform Act. When used in this document, the words "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or its management, are intended to identify such forward-looking statements. Such statements reflect the current views of the Company or its management with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, the Company's actual results, performance or achievements in fiscal 1999 and beyond could differ materially from those expressed in, or implied by, any such forward-looking statements. Factors that could cause or contribute to such material differences include, but are not limited to, those discussed above in Part I hereof under the heading "Factors That May Influence Future Operating Results", as well as those discussed elsewhere in this quarterly report. The inclusion of such forward-looking information should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. The Company undertakes no obligation to release publicly any updates or revisions to any such forward-looking statements that may reflect events or circumstances occurring after the date of this quarterly report.

ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.


PART II -  OTHER INFORMATION

Item 1 - Legal Proceedings and Use of Proceeds

Not applicable.

Item 2 - Changes In Securities

On March 12, 1998, the shareholders of the Company approved a 5-for-1 subdivision of the Company's ordinary shares. The subdivision became effective as of the close of business on March 13, 1998. The Company's ADSs did not subdivide, although the conversion rights of such ADSs have been adjusted such that each ADS now represents 5 ordinary shares. See also Part II, Item 4 below.

Item 3 - Defaults Upon Senior Securities

Not applicable.

Item 4 - Submission of Matters to a Vote of Security Holders

An Extraordinary General Meeting of the Company was held on March 12, 1998 (the "Meeting"). At the Meeting, the following resolution was approved, in accordance with the Company's Articles of Association, by a show of hands of those shareholders (or persons holding proxies) voting in person at the Meeting:

         Ordinary Resolution - THAT each existing ordinary share of 10 pence each in the capital of the Company, whether issued or authorized but not issued, be subdivided into 5 ordinary shares of 2 pence each, such subdivsion to take effect at the close of business on Friday, March 13, 1998.

At the Meeting, in accordance with the Company's Articles of Association and UK practice, there was not a tabulation of the exact number of votes cast (in person or by proxy) for, against or withheld with respect to any resolution, or the number of abstentions and brokers non-votes as to each such resolution. As a foreign private issuer, the Company is not subject to the proxy solicitation rules specified in Regulation 14A under the Securities Exchange Act of 1934, as amended.

Item 5 - Other Information

Effective May 14, 1998, Ronald Forbes resigned as a director and the Vice President, International Finance of the Company.

Item 6 - Exhibits

The following exhibit is filed herewith:

     Exhibit 2.01 Agreement of Plan of Reorganization by and among Micro Focus Group plc, INTERSOLV, Inc. and Tower Merger Sub Inc. dated June 17, 1998 (incorporated by reference to Exhibit 10.22 to the INTERSOLV, Inc. Annual Report on Form 10-K for the fiscal year ended April 30, 1998, File No. 000-15188).

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  Micro Focus Group Public Limited Company
                                               (Registrant)


Date: July 14, 1998
                                  By: /s/ Richard Van Hoesen
                                          --------------------------------------
                                          Richard Van Hoesen
                                          Senior Vice President, Chief Financial
                                          Officer and Secretary